

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

April 21, 2008

Mr. Garth Johnson
Chief Executive and Financial Officer
Tag Oil Ltd.
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia, Canada V6Z 2S3

      Re: **Tag Oil Ltd.**
              Form 20-F for Fiscal Year Ended March 31, 2007
              Filed September 28, 2007
              Response Letter Dated March 31, 2008
              File No. 000-22500

Dear Mr. Johnson:

We have completed our review of your Form 20-F and response letter and have no further comments at this time.

              Sincerely,

              Karl Hiller
              Branch Chief